1(212) 318-6275

rachaelschwartz@paulhastings.com

April 1, 2015	79718.00003

VIA EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Re:	Gabelli Capital Series Funds, Inc. (File No. 811-07644)

Dear Ms. White:

This letter responds to your telephonic comments communicated to the undersigned on March 31, 2015, with respect to the definitive proxy statement filed on March 27, 2015 for Gabelli Capital Series Funds, Inc. (the “Registrant”)

The Registrant’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference.

Comment 1: In our comments to the preliminary proxy statement, the staff had requested that the Registrant add language explaining what the meaning of plurality is in the context of the vote required for election of directors. The staff does not believe that the revised disclosure went far enough.

Response 1: In response to the initial comment, the Registrant added the following language to explain the meaning of plurality: “Since there are ten Directors up for election, this means that the ten persons who receive the highest number of votes will be elected.” The Registrant believes that this additional disclosure addressed the staff’s comment. Additionally, the Registrant believes that it has complied with Item 21 of Schedule 14A, “Voting procedures,” pursuant to which the proxy statement should disclose as to each matter which is to be submitted to a vote of security holders, the vote required for approval or election, other than for the approval of auditors.

Comment 2: In our comments to the preliminary proxy statement, the staff had requested that the Registrant add a box for votes “against” a director on the voting card. The staff does not believe that the changes to the voting card addressed the comment.

Paul Hastings LLP │ 75 East 55th Street │ New York, NY 10022

                                   t: + 1.212.318.6000 │ www.paulhastings.com

Ms. Alison White

April 1, 2015

Response 2: In the preliminary proxy statement, the voting card had boxes “For all,” “Withhold all,” and “For all Except”. For the definitive proxy statement, the voting card was changed to have boxes for shareholders to vote “For all,” “Against all,” and “For all Except.” The Registrant believes that “For all Except” allows shareholders to write in the names of any directors for which they do not want to vote “For” and the Registrant will be counting such votes as “against” that director.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

for Paul Hastings LLP